

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003995

February 8, 2005

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, OH 43017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/8/2005

PROCESSED
FEB 24 2005
THOMSON FINANCIAL

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2004

Dear Mr. McCorkle:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Wendy's by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 20, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

165668

Wendy's International, Inc.


Tim Hortons
Wendy's
BAJA FRESH
MEXICAN · GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2004

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended, enclosed are six (6) paper copies of this letter and the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 14, 2005.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal;

- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

THE PROPOSAL

The Proposal, dated November 4, 2004, requests that the Company's Board of Directors issue a report to shareholders by October 2005 "on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities." The Proposal's supporting statement notes that other companies are "starting to explore" controlled atmosphere killing as a new slaughter technique. The Company and its suppliers have "explored" and continue to evaluate controlled atmosphere stunning as a new slaughtering technique; however, based on the testing results and scientific data currently available, the Company and its suppliers consider it pre-mature to implement the technique at this time.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because the Company has substantially implemented it.

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by the Company. We believe that we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

First, the Company has had a long-standing policy with respect to the humane treatment of animals and of working with our suppliers to ensure humane animal handling and care. The Company's animal welfare program fact sheet is available on our website under corporate initiatives at www.wendys.com. The Company is continually working with our suppliers to ensure that the newest slaughter procedures are thoroughly tested and scientifically evaluated and, if satisfactory to the Company and our suppliers, implemented by our suppliers. Certain of the Company's suppliers have already evaluated, and continue to evaluate, controlled atmosphere stunning. These evaluations considered a number of factors, including: animal welfare; scientific research and studies; production methods used commercially both in the U.S. and internationally; food safety and product quality; the safety of humans involved in the slaughter process; technical difficulties in operating equipment and procedures; environmental factors and expected costs. Our suppliers currently believe that the research is incomplete and inconclusive as to whether controlled atmosphere stunning is a better and more humane method of stunning than conventional stunning methods. Moreover, our suppliers believe that current methods of controlled atmosphere stunning may produce unsatisfactory results with respect to food safety and product quality issues.

Second, as noted above, the Company has an animal welfare program fact sheet publicly available on our website. The Company's protocol requires trained, experienced personnel to audit all approved suppliers for proper, safe and humane handling of all animals. These inspections - conducted by third-party and trained auditors - include a review of housing, transportation, holding facilities and humane slaughter procedures. The Company has recently revised our animal welfare program fact sheet (a copy enclosed herewith in its entirety) to specifically discuss the factors our suppliers consider when evaluating new slaughter procedures. As noted, this statement is publicly available on our website to our shareholders and other investors.

We believe the Proposal has been substantially implemented by virtue of the studies and evaluations already conducted by our suppliers and through dissemination of the statement in our animal welfare program fact sheet. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Xcel Energy, Inc. (February 17, 2004), PPG Industries, Inc. (January 19, 2004) and Telular Corp. (December 5, 2003). When a company can demonstrate that it has already adopted policies or taken actions to address a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See Nordstrom Inc. (February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). As discussed, the Company has substantially implemented the Proposal, thereby rendering the Proposal moot.

In support of our assertion that we have satisfied the substantial implementation test of Rule 14a-8(i)(10), the proposal in PPG Industries, Inc. (January 19, 2004) is instructive. In the PPG Industries no-action letter, the Staff concluded that the company could exclude a proposal on animal testing under Rule 14a-8(i)(10) since the company had "publicly issued an animal welfare policy committing the company to use alternatives to animal testing." We believe the facts in PPG Industries are analogous to the facts in the present case. The Proposal requests the Company to issue a report on the feasibility requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare. Certain of our suppliers have been and continue to evaluate this slaughtering technique; however, at present the Company and its suppliers cannot conclude that controlled atmosphere stunning is superior to conventional stunning methods with respect to economic benefits or in the humane treatment of animals. Nevertheless, as more studies are conducted and new procedures become available, the Company, together with its suppliers, will continue to consider and discuss different slaughter techniques—including controlled atmosphere stunning.

We note that in The Procter & Gamble Company (July 15, 2004) and Johnson & Johnson (January 30, 2004) the Staff refused to allow certain animal testing proposals to be excluded under Rule 14a-8(i)(10). However, as the proponent noted in its rebuttal letter in The Procter & Gamble Company, that proposal called for "discrete, tangible actions" and not just policy statements. The facts in the case at hand are distinguishable from the Procter & Gamble and Johnson & Johnson decisions because the Company and its suppliers have taken discrete, tangible action in evaluating, and continuing to evaluate, controlled atmosphere stunning as a new slaughter method; however, the evidence and studies have not, thus far, been conclusive that such technique is preferable to conventional stunning methods. As noted by the Proponent, the Company actively works "with our suppliers to research, evaluate and implement advances in the science of animal handling and care." However, we will not recommend implementation of a new slaughter technique until both the Company and its suppliers are satisfied that such technique offers recognizable benefits—economically and with regard to the humane treatment of animals.

The Company believes it is clear that the Proposal has been substantially implemented, and, based on Rule 14a-8(i)(10), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded under Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) states that a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. The Staff consistently permits the exclusion of proposals seeking the preparation of reports on ordinary business matters. See, e.g., Ford Motor Company (March 2, 2004) (proposal calling for report on global warming was excludible "as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)" ruled excludable); AT&T Corp. (February 21, 2001) (proposal requesting a report on the nature, presentation and content of cable television programming ruled excludable); Wal-Mart Stores, Inc. (March 15, 1999) (proposal requesting report on the company's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); and Nike, Inc. (July 10, 1997) (proposal requesting that the board report on compliance with the company's code of conduct by independent contractors in foreign countries related to sustainable community wage levels ruled excludable).

Even in situations where only part of the proposal relates to ordinary business operations, the Staff has permitted exclusion of the entire proposal–notwithstanding that a portion of "the proposal appears to address matters outside the scope of ordinary business." E*Trade Group, Inc. (October 31, 2000). The Company recognizes that certain matters falling with the ordinary business operation category which may otherwise be excluded will not be excluded by the Staff because they raise significant policy, economic or other implications; however, we do not believe issuing a report on imposing certain requirements on our suppliers raises those policy implications.

Relationships with suppliers and vendors. The "retention of suppliers" is an example of an ordinary business matter that is so "fundamental to management's ability to run a company on a day-to-day basis" that it could not, as a practical matter, be subject to direct stockholder oversight. Release 34-40018 (May 21, 1998). The Proposal requests a report calling for the feasibility of requiring our suppliers to implement controlled atmosphere stunning. Presumably if a supplier refused to implement such procedures, the Company would need to terminate its relationship with that supplier—thus, the Proposal has the effect of imposing on the Company the selection and retention of its suppliers.

Furthermore, the Staff has consistently taken the position that requests for reports detailing the selection of vendors and suppliers are matters relating to a company's ordinary course of business, and may be omitted pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999), Kmart Corporation (March 12, 1999) and The Warnaco Group, Inc. (March 12, 1999) (proposals requesting reports on the companies' actions to ensure they do not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); and Kohl's Corp. (March 18, 1997) (proposal requesting that board report on its standards imposed on vendors, subcontractors and buying agents in countries where it sources goods ruled excludable).

Micromanaging. The Staff has previously concurred that proposals requiring disclosure about day-to-day operations seek to micromanage the company and are excludable under Rule 14a-8(i)(7). See Release 34-40018 (May 21, 1998) and Wal-Mart Stores, Inc. (April 10, 1991) (permitting exclusion of a proposal calling for disclosures regarding composition of minority-owned companies among suppliers, equal employment opportunities and affirmative action under ordinary business operations). Release 34-40018 also notes that proposals that seek "to impose specific time-frames or methods for implementing complex policies" will be excludable under 14a-8(i)(7). In our view, proposals that impose specific time-frames for issuing "complex reports" should also be excludable under Rule 14a-8(i)(7). The Company believes that further research is required prior to a decision being made about controlled atmosphere stunning and that there are a number of complex factors that go into the decisions making process. Therefore, the level of research and scientific study that would be required to be performed in order for the Board of Directors to issue the report by the arbitrary deadline of October 2005 established in the Proposal effectively works to micromanage the Company's ordinary business operations.

We also believe that the Proposal does not raise any significant policy, economic or other implications. While we note that the Staff refused to exclude an animal testing proposal in Wyeth (February 2, 2004) under Rule 14a-8(i)(7), the Staff did not indicate that it did so based on significant policy considerations. Compare, Aon Corporation (February 19, 2004) and The Kroger Co. (April 12, 2002) (Staff specifically stated in its decision letters that it refused to exclude the proposals under Rule 14a-8(i)(7) because the subject matter of the proposals raised "significant policy issues"). In addition, this Proposal, unlike the Wyeth proposal relates to matters implicating the selection and retention of suppliers. In Wyeth the proposal requested the company—without directly implicating the company's suppliers—to issue a policy statement publicly committing to use in vitro testing for certain product testing in lieu of animal testing. The Company believes the report requested by the Proposal implicates the type of micromanaging the Staff has found impermissible; therefore, the Proposal should be excludable under Rule 14a-8(i)(7).

III. The Proposal may be excluded because it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(4) provides for the omission from a company's proxy materials of a shareholder proposal if it relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared by any other shareholders at large. The purpose of this rule, according to the SEC, is to prevent security holders from abusing the shareholder proposal process in order to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. See Release No. 34-20091 (August 16, 1983).

In the case at hand, the Proponent has been issuing communications, at such a level as to exclude responsible direct interchange, against the Company (and other restaurant companies) over the past several years that are intended to damage the Wendy's brand—which is contrary to the interests of shareholders at large. The Proponent has established websites (i.e., www.wickedwendys.com, www.kentuckyfriedcruelty.com, www.murderking.com and www.mccruelty.com) that malign the image of several restaurant companies in order to further its social agenda. Enclosed herewith as Exhibit A are samples of posters and other materials that the Proponent has produced in waging what its website characterizes as the Proponent's "campaign" against the Company. Enclosed herewith as Exhibits B-E are letters to the Company's CEO (obtained from the website, www.peta.org/feat/wendys) threatening the Company with one of the Proponent's activist campaigns unless the Company accedes to the Proponent's demands. As Exhibits B-E indicate, the Proponent "targets" various restaurant companies in its activist cross-hairs until those companies capitulate to the Proponent's demands. The Company views this Proposal in the context of, as part of and the latest tactic in the Proponent's agenda targeting the Company.

The Staff has taken the position that the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest. See, e.g., US West, Inc. (December 2, 1998), Station Casinos, Inc. (October 15, 1997), International Business Machines (January 31, 1995) and Westinghouse Electric Corporation (December 6, 1985). While animal welfare may be a matter of general interest, the Proponent is seeking to use the shareholder process as one of its tactics to redress a personal grievance or further a personal interest, which benefit or interest is not shared by shareholders at large.

It is apparent to the Company that the Proponent owns shares of the Company stock only so as to be able to submit shareholder proposals that advance its political agenda. Another website sponsored by the Proponent seeks to counsel investors not to invest in companies that exploit animals, including companies in the food and beverage sector of the economy. See Exhibits F-G enclosed. The Proponent's activist campaign against the Company, including demonstrations, news releases and calls for boycotting the Company's restaurants—which could financially damage the Company and negatively impact its stock price—is not an interest shared by the Company's other shareholders, who generally invest in the Company's stock anticipating an increase in their financial investment.

Another area where the Proponent's interest diverges from the Company's other shareholders at large is that the Proponent seeks to capitalize on the publicity that comes from its activist campaigns. In general, all of the websites sponsored by the Proponent solicit contributions from visitors—thereby seeking to increase its war chest to fund additional activist campaigns. The Company believes the Proponent is attempting to misuse the security holder proposal process to retaliate against the Company, advance its political agenda and draw publicity toward its causes. It is worth noting that the Proponent has submitted a similar proposal to another restaurant company this proxy season that has garnered the media's attention, which article has been posted on the Proponent's website. See Exhibit H enclosed.

Based on the above, it is the Company's view that the Proponent has submitted its Proposal to further its personal claim or grievance against the Company and the Proposal is designed to result in a benefit to the Proponent and further its own personal interest, which benefit or interest is not shared by shareholders at large. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule l4a-8(i)(4).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the Proxy Materials for its 2005 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(10), (7) and (4). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2005 Annual Meeting of Shareholders on or about March 14, 2005 and to submit final materials for printing on or about March 9, 2005. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (757) 622-0457 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,



Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: People for the Ethical Treatment of Animals (PETA)



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

November 4, 2004

Leon M. McCorkle Jr., EVP, General Counsel, and Secretary
Wendy's International, Inc.
1 Dave Thomas Blvd.
Dublin, OH 43017-0256

Dear Mr. McCorkle:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 120 shares of Wendy's International, Inc. common stock, most of which was acquired more than three years ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2005 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Wendy's International, Inc., will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8253 or via e-mail at DanS@peta.org.

Sincerely,



Dan Shannon
Senior Campaign Coordinator

enclosures

Shareholders' Resolution

This resolution is submitted by People for the Ethical Treatment of Animals (PETA), which owns 120 shares of Wendy's stock.

In its online "Animal Welfare Program Fact Sheet," our company states, "[W]e believe it is our obligation to ensure that each of our suppliers exceeds government regulations by meeting Wendy's more exacting standards pertaining to the humane treatment of animals."[1] However, the facilities that supply our restaurants with animal products are still home to abuses that most decent people would deem unacceptable. Our company has taken some laudable first steps to address these issues, but there is much work to be done.

One area in which much improvement is needed is that of chicken slaughter. Currently, chickens raised for Wendy's are hung upside-down by their often-injured legs in painful metal shackles and run through an electrified stun bath that often gives them painful shocks without rendering them insensible to pain. Many are still fully conscious when their throats are slit or when they are dunked into tanks of scalding-hot water for feather removal. Clearly, there are major animal welfare concerns with this outdated process.

Other companies are starting to explore a new slaughter technology known as controlled-atmosphere killing (CAK), which eliminates most—if not all—of these concerns. When using CAK, chickens are placed into a controlled environment where the oxygen they are breathing is slowly replaced with an inert gas, such as argon or nitrogen, putting the birds to sleep quickly and painlessly. CAK is a USDA-approved method of slaughtering chickens and has been described by animal welfare experts as "the most stress-free, humane method of killing poultry ever developed." The technology also has positive worker and food safety implications, and it has been shown that the resulting savings would recoup the initial investment in a year and a half or less.

Wendy's "Animal Welfare Program Fact Sheet" also states, "To remain an industry leader in the area of animal welfare, we actively work with our suppliers to research, evaluate and implement advances in the science of animal handling and care."[2] CAK is perhaps the single most important scientific advance in the field of chicken slaughter, and our company acknowledges its responsibility to fully explore advances that can improve animal welfare.

Resolved:
Shareholders request that the board of directors issue a report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities.

---

[1] http://www.wendys.com/w-6-3-1.shtml
[2] http://www.wendys.com/w-6-3-1.shtml

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

November 3, 2004

Mr. Leon M. McCorkle, Jr.
Secretary
Wendy's International, Inc.
P.O. Box 256
Dublin, OH 43017-0256

Re: Shareholder Proposal

Dear Secretary Leon M. McCorkle, Jr:

Morgan Stanley is the record holder of 120 shares of Wendy's Inc. common stock held on behalf of People for the Ethical Treatment of Animals. People for the Ethical Treatment of Animals acquired 96 shares on July 18, 2001 and then an additional 24 shares on May 9, 2003. People for the Ethical Treatment of Animals have held these shares continuously and without interruption since that time.

Sincerely,



Jim Steiner


Wendy's
OLD FASHIONED HAMBURGERS




Corporate Initiatives

Wendy's Animal Welfare Program Fact Sheet



Wendy's Policy"

Wendy's International is committed to the humane treatment of animals.

Wendy's does not own, raise, transport or process livestock. However, we believe it is our obligation to ensure that each of our suppliers exceeds government regulations by meeting Wendy's more exacting standards pertaining to the humane treatment of animals.

Wendy's Practice

Wendy's believes that the key elements to humane treatment of animals lie in effective education, employee awareness, ongoing verification of practices and the commitment of each supplier's senior management team.

Studies have shown that humane animal handling methods not only prevent needless suffering, but can result in a safer working environment for workers involved in the farm and livestock industry.

Wendy's Priorities

Proper Animal Handling: We believe that handling animals in a humane manner, and preventing neglect or abuse, is the right thing to do.

Food Safety and Quality: At Wendy's "Quality is Our Recipe®." Our first priority has always been the safety and quality of our products. We know that handling animals properly helps ensure the integrity of our food.

Continuous Improvement: To remain an industry leader in the area of animal welfare, we actively work with our suppliers to research, evaluate and implement advances in the science of animal handling and care.

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Animal Welfare and Handling Audit

Wendy's has been using a comprehensive, objective auditing program to monitor, verify and evaluate proper animal handling among our U.S. and Canadian suppliers since 1998. This effort is based on extensive research conducted by experts in animal behavior science.

Suppliers are audited a minimum of twice each year to enforce our requirements. Audits are both announced and unannounced. Wendy's protocol requires trained, experienced personnel to audit all approved suppliers for proper, safe and humane handling of all animals. These inspections - conducted by third-party and trained Wendy's auditors - include a review of housing, transportation, holding facilities and humane slaughter procedures.

The results of these audits are evaluated with our expert animal welfare advisors, who have extensive experience in humane animal care and handling practices.

Most importantly, companies that fail to meet our strict guidelines are terminated as approved suppliers of Wendy's.

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Wendy's Action

Here is a brief summary of key initiatives:

- Wendy's began routinely auditing the animal handling practices Wendy's hired outside experts to review supplier performance and recommend improvements.
- In 1998, we strengthened our existing program by adopting the comprehensive American Meat Institute animal welfare guidelines for beef and pork. These guidelines were developed by Dr. Temple Grandin of Colorado State University, a noted expert in the field of animal behavior, who is a consultant to Wendy's.
- Wendy's has established an animal welfare council to review the effectiveness of company and supplier efforts on an ongoing basis.

"Wendy's has one of the most comprehensive animal welfare auditing programs in the industry. The company's commitment to the humane treatment of animals is evidenced by semiannual audits of each meat packing facility they utilize."

Temple Grandin, Ph.D., assistant professor Department of animal sciences Colorado State University

"The measurable criteria and detail of Wendy's poultry welfare program are being used as a benchmark as we work to strengthen and expand the National Chicken Council auditing guidelines."

George Watts, President, National Chicken Council

Animal Handling and Welfare Audit

Wendy's Animal Welfare Council consists of senior and mid-level executives representing key areas of our business. This group reviews Wendy's corporate policies and the performance of our suppliers to ensure full compliance with our standards.

Program Highlight

The Animal Welfare Program for cattle, poultry and swine sets Wendy's apart from the competition as an industry leader. Highlights of Wendy's stringent supplier requirements in this comprehensive program includes:

Wendy's Beef Supplier Requirement

Health
All cattle must be transported and handled in a manner that promotes good health and condition.

Nutrition
Wendy's has implemented a certified feed program that ensures compliance with U.S. FDA regulations.

Transportation
Any animal unable to move normally due to illness or injury cannot be loaded for transport.
Trailers must provide cattle with adequate protection from the elements (wind, rain, heat, cold, etc.)
Animals must have sufficient area to allow freedom of comfortable movement while providing stability and security during transport.
Trailers must be cleaned on a regular basis as needed.

Holding and Handling
Facilities are designed to prevent heat stress.
Animals must be held after unloading for a minimum of one hour for proper rest.
During movement, the use of non-physical prodding alternatives, such as flags and streamers, is strongly recommended.
The unloading area must be in good condition with no potential injury points, such as broken gates, sharp metal edges, etc.
If cattle are held for 24 hours, they must be fed.
Clean, potable water must be available to the cattle at all times. Pen and alleyway floors

must be slip resistant and cleaned or bedded daily.
The holding pen must allow freedom of movement for the animals.

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Wendy's Chicken Supplier Requirement

Health

All chickens must be transported and handled in a manner that promotes good health and condition.
Diets are formulated to prevent malnutrition and promote good health. Water and feed must be available at all times.
Effective third quarter 2002, Wendy's suppliers have eliminated the practice of withholding feed to laying hens to induce molting.

Housing

Flocks of breeder and broiler chickens must be permitted freedom of movement throughout the entire house, while being protected from harm.
All laying hens which produce eggs for Wendy's must be housed in cages with a minimum of 72 square inches of space per bird.
Chicken houses must be well ventilated to maintain good air quality and ensure ammonia levels do not exceed safe levels.
Floor bedding must be dry and maintained or replaced at a frequency to promote good health of the flocks.
Food and water must be adequately spaced and positioned to provide easy access.

Handling and Transportation

All equipment must be operated to prevent injury to the birds.
Each of Wendy's suppliers maintains an incentive program to ensure employees properly handle the birds.
Birds must have sufficient space in transport cages to allow comfortable movement while providing stability, security and thermal protection during transport.
Space allocation will be adjusted according to bird size and seasonal weather changes.
Side panels on transport cages must be used for cold weather protection.
Transport cages must be properly secured to the trucks to prevent them from falling.
All transport cages must be properly maintained with properly functioning doors.
Birds must be in good condition upon arrival at the processing plant.

Holding Area

Holding times will ensure humane treatment of the birds and be kept consistent with food safety guidelines.
The holding shed must be equipped to maintain a comfortable temperature for the birds.
The holding area must be equipped with sufficient fans to ensure adequate ventilation within the transport cages.

Unloading

Cages must be carefully handled at all times to protect the birds.
Birds must be handled carefully to avoid injury.
Subdued lighting will be used to help keep the birds calm.

Slaughtering Methods

Wendy's has met with its chicken suppliers to evaluate their various methods for the humane slaughtering of chickens. During our review, our suppliers have told us they consider a number of factors, including: animal welfare, scientific research and studies; production methods used commercially both in the U.S. and internationally; food safety and product quality; the safety of humans involved in the slaughter process; technical difficulties in operating equipment and procedures; environmental factors and expected costs. Controlled atmosphere stunning is one method that has been studied, although the research involving that method is incomplete and inconclusive. Wendy's continues to work with its chicken suppliers to ensure that the newest slaughter procedures are thoroughly tested and scientifically evaluated and, if satisfactory to Wendy's and our suppliers, implemented by our suppliers.

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Wendy's Pork Supplier Requirement

Health

All swine must be transported and handled in a manner that promotes good health and condition.

Transportation

Trailers must provide adequate protection from the elements (wind, rain, heat, cold, etc.).
When temperature is below 32° F., bedding will be used.
Animals must have sufficient area to allow comfortable movement, while providing stability and security during transport.
Trailers must be cleaned on a regular basis as needed.

Holding and Handling

Facilities are designed to prevent heat stress.
Animal holding areas must be bedded if the temperature drops below 32° F.
Animals must be held after unloading for a minimum of two hours for proper rest.
The unloading area must be in good condition with no potential injury points, such as broken gates, sharp metal edges, etc.
If hogs are held for 24 hours, they must be fed.
Clean potable water must be available to the hogs at all times.
Pen and alleyway floors must be slip resistant and cleaned or bedded daily.
The holding pen must allow freedom of movement for the animals.

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RUELTY IS OUR RECIPE


WRETCHS

OLD FASHIONED

MURDERERS.


PeTA

WickedWendys.com

Don't Let the Pigtails Fool You: Wendy Is a Bloodthirsty Killer!



Animals killed for Wendy's fast food need your help. McDonald's and Burger King have taken important steps to lessen the suffering of animals on factory farms, but Wendy's refuses to stop the horrific cruelty that chickens and pigs endure for its restaurants.





Animals suffer for Wendy's. Chickens raised for Wendy's often have their legs broken—either by callous handling (grabbing the animals by the legs and throwing them into crates) or by shackling them upside down at slaughterhouses. And chickens often are still conscious as their throats are cut or when they are dunked into the scalding tank for feather removal. Baby chicks have their beaks seared off with a hot blade, and hens are often starved for up to two weeks in order to shock their bodies into one fast egg-laying cycle. Pregnant pigs are confined on concrete to barren stalls so small that they can't even turn around.



Please help! Join us in urging Wendy's to reduce the suffering of animals by meeting or exceeding McDonald's and Burger King's animal welfare standards. Check out WickedWendys.com for more information about PETA's campaign against Wendy's.
Contact: **Jack Schuessler, CEO Wendy's International, Inc., 4288 W. Dublin-Granville Rd., Dublin, OH 43017.**
Tel.: **614-764-3100** Fax: **614-764-3256**
E-mail: **Jack_Schuessler@wendys.com**



Be vegetarian! It's really the only way to guarantee that you aren't contributing to the wretched treatment of animals raised and killed for their flesh. Call **1-888-VEG-FOOD**, or visit **GoVeg.com** for a free vegetarian starter kit packed with tasty veggie recipes.





People for the Ethical Treatment of Animals
501 Front St., Norfolk, VA 23510 ◦ 757-622-PETA ◦ WickedWendys.com

PETA

08/01



NO ONE TOLD DAVE THAT "WHERE'S THE BEEF?" WAS A RHETORICAL QUESTION.

PeTA **WickedWendys.com**



July 20, 2000

Jack Schuessler, CEO
Wendy's International, Inc.

Dear Mr. Schuessler:

Thank you for alerting PETA to your "Animal Welfare Program Fact Sheet." While we are cautiously optimistic that it will eventually lead to improvements for the cows, pigs, and chickens who are served up as food in Wendy's restaurants, we have an array of very serious concerns that make it impossible for PETA to call off our anti-Wendy's campaign.

To summarize, Wendy's "Fact Sheet" seems to be nothing more than a public relations document and suffers miserably by comparison to the announcements of real changes released by McDonald's and Burger King, Wendy's main competitors.

Speaking generally, we have five concerns about the sheet: First and foremost, if Wendy's was actually, as is implied in the section "Animal Welfare and Handling Audits," auditing all cow, pig, and chicken slaughterhouses and farms at least twice per year with an "objective animal welfare auditing program" on par with Burger King's and McDonald's standards, PETA would immediately halt our campaign. Indeed, even now, if Dr. Grandin, the industry representative we trust, tells us that you're really doing this (you weren't, as of a week ago), we will call off our campaign. Despite Wendy's claim of "inspections [that] include a review of housing, transportation, holding facilities, and humane slaughter procedures," Dr. Grandin, **the sole animal welfare expert Wendy's employs**, knows nothing about anything that Wendy's has done, ever, with regard to farms, transportation, or chicken slaughterhouses. Something is rotten in the state of Wendy's.

Wendy's also claims: "Most importantly, companies that fail to meet our strict guidelines are terminated ..." Again, Dr. Grandin does not know of a single example of a chicken slaughterhouse or farm of any sort where Wendy's has even raised such an issue, let alone actually ceased buying on such a basis. It is consumer fraud for Wendy's to misrepresent its record on animal welfare to its customers to this degree.

With regard to Wendy's "Animal Welfare Council," you have apparently kept it secret from Dr. Grandin. Whereas McDonald's and Burger King have convened, and Tricon is convening, animal welfare councils consisting of animal welfare experts, Wendy's, now falsely claiming to be an "industry leader" on animal welfare, apparently is comfortable with padding a committee with your own employees exclusively. Nothing qualifies these people to review Wendy's policies "and the performance of [your] suppliers to ensure full compliance."

The statement that "The Animal Welfare Program for cattle, poultry, and swine sets Wendy's apart from the competition as an industry leader" is absurd. Even if Wendy's were doing the things you claim, Wendy's would still fall behind both McDonald's and Burger King, Wendy's key competitors, in this regard.

With regard to the pull quotes: The quote from Dr. Grandin is misleading, as she is only addressing cow and pig slaughterhouses in this quote; the quote from the National Chicken Council (NCC) is cause for concern, since the NCC has not, thus far, ever required anything of its members with regard to animal welfare.

As to specific issues of animal welfare, here are some of the most pressing concerns:

- Wendy's "Fact Sheet" does not address, at all, the issue of chicken slaughter. Wendy's must require better slaughter conditions for chickens, who are hung upside down by their weakened legs in metal shackles before their heads are passed through an electrically charged water bath that often does not render them insensible to pain. When these baths are set below 120mAmps, as they often are, chickens (unless they have died from stress and abuse before they're even shackled) are generally still alive, conscious, and bleeding to death after their throats are slit. They enter the scalding tank (boiling water for feather removal) still conscious. Many of them flap about and thus miss both the immobilization bath and the automated neck-slicer and are scalded to death.

- Wendy's "Fact Sheet" does not address, at all, the issue of stalls for breeding pigs, who are confined to tiny concrete stalls, unable to turn around, for most of their lives. Pigs raised for your meals can never in their lives lie in a comfortable position or put their heads down to nuzzle their babies. Many of these intelligent, sensitive animals (pigs are at least as intelligent as dogs or cats) go mad from the boredom and stress. In fact, as many as one in five die on some breeding farms.

- Wendy's "Fact Sheet" does not adequately address any plans to alleviate or reduce the misery of laying hens. Whereas Burger King is requiring that all hens be able to stand upright, Wendy's is silent on this issue. Whereas Burger King and McDonald's address the issue of searing the beaks off chicks, Wendy's ignores this issue. And while McDonald's has already implemented these changes and Burger King is requiring the elimination of forced molting and the implementation of housing space requirements by March 2002, Wendy's "goal" and "target dates" are in the distant future, not even starting for more than a year! A real leader on animal welfare implements requirements, rather than talking about targets and goals.

- The fact that an incentive program for

proper chicken handling "is strongly recommended" is meaningless. We need a requirement from you, not a suggestion. McDonald's has implemented such a program. Wendy's must do the same, or nothing will change. Unless Wendy's requires changes, its suppliers couldn't care less what it "recommends."

• McDonald's and Burger King have pledged, with the help of animal welfare panels that include committed animal welfare advocates, to continue to make improvements in all areas of the lives of the cows, pigs, and chickens raised for their restaurants. In addition to the many other abuses inflicted on farmed animals, Burger King has promised to address air quality issues, emergency procedures for failures of automated equipment, on-farm euthanasia methods, branding of cattle (which inflicts third degree burns and often happens three or four times in an animal's life), and mutilation of animals (e.g., wattling, dehorning, castration). Wendy's is not addressing these issues at all and has not hired any actual animal welfare experts to do so.

• Wendy's "Fact Sheet" does not address, at all, what happens to animals raised in Canada and other countries where Wendy's operates. Even if Wendy's were to do everything it claims, there is no indication that it would do anything outside the United States.

• Wendy's regulations for transport and holding of animals would all be noteworthy, if only we could take Wendy's seriously. But there is no indication whatsoever that any of these regulations will be enforced. Certainly, the regulations are far from "comprehensive," regardless of whether or not they are implemented. For all the reasons enumerated above, forgive us for not believing that they will be.

• Finally, Wendy's regulations for cow and pig holding and slaughter, which we know Wendy's is actually implementing and enforcing, are laudable, and that is why PETA would prefer to leave Wendy's in peace. But until you address, truly address, welfare for farmed animals and chickens in slaughterhouses instead of making bold pronouncements that seem to have no meaning, our campaign must continue and intensify.

In closing, let me assure you, as I assured Mr. Lynch by e-mail yesterday, that PETA is always willing to work with anyone (or any corporation) serious about improving animal welfare and that we're always ready to expose anyone (or any corporation) more interested in public relations than in alleviating animal suffering. Sadly, your "Fact Sheet" places Wendy's in the latter category. Because Dr. Grandin is pleased with what Wendy's is doing with regard to cow and pig slaughter, PETA very much wishes to give Wendy's the benefit of the doubt. But you are making it impossible for us to do so.

Please let us know when you are really ready to address the issues outlined above, yet again. We're not asking for anything overnight, and all we're asking is that Wendy's do as much as its chief competitors. When Wendy's addresses the issues addressed by McDonald's and Burger King, PETA will call off our campaign. But not before.

Sincerely,

Bruce G. Friedrich
PETA

cc: Dr. Steven Gross
Dr. Temple Grandin
Kathie Chesnut
Denny Lynch

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November 20, 2000

Jack Schuessler, CEO
Wendy's International, Inc.
4288 W. Dublin-Granville Rd.
Dublin, OH 43017

Dear Mr. Schuessler:

On behalf of People for the Ethical Treatment of Animals (PETA) and our more than 700,000 members and supporters, I am writing to request a copy of your standards for the welfare of animals raised by your beef, pork, chicken, egg, and dairy product suppliers, and to urge you to exceed McDonald's new animal welfare standards.

As you may know, McDonald's has recently developed regulations and an auditing procedure for both slaughterhouses and farms that raise animals for its restaurants. To date, McDonald's has: 1) instituted both stunning efficacy requirements and an auditing and sanctioning procedure for its slaughterhouses; 2) instituted a procedure to alleviate the suffering of chickens during the "catching" process (in preparation for their trip to the slaughterhouse); 3) required that its egg suppliers phase out the starving and dehydrating of hens (forced molting); and 4) required that egg suppliers give hens a minimum of 72 square inches of space per bird. McDonald's has also begun to explore the feasibility of buying only from suppliers who raise sows in less cruel conditions since currently, pregnant pigs are confined to concrete stalls so cramped that they cannot turn around.

McDonald's CEO Jack Greenberg declared at the company's annual shareholder meeting in May that McDonald's takes animal welfare issues seriously and intends to be a leader on all fronts. McDonald's understands that it is in its best interests to place a premium on animal welfare, because customers care about animals. We are pleased by the basic, yet important, steps that McDonald's has taken and have declared a one-year moratorium on our campaign against McDonald's (see www.McCruelty.com), which has in the last year included more than 400 demonstrations and the production of advertisements, leaflets, stickers, posters, billboards, and T-shirts that have been well covered by the media.

The following represent the most extreme areas of animal suffering experienced by animals raised for food. We would be happy to meet with you to go over each of the following points in detail, but I will summarize each briefly. We urge Wendy's to make a commitment similar to the one that McDonald's has made by instituting the following changes:

> **1) Insure 100 percent stunning efficacy for cows and pigs.** Right now, animals are routinely skinned and dismembered while still conscious, in violation of the one federal law that attempts to protect animals raised for food. The federal Humane Slaughter Act requires that cows and pigs be stunned before slaughter. Wendy's should require that

its suppliers hire a second stunner on the "kill floor" and slow down slaughter lines in order to ensure that animals aren't skinned and dismembered while they are still conscious.

2) Require that slaughterhouses effectively stun chickens before slaughter. Currently, chickens in the U.S. are not stunned before their throats are slit, so they suffer miserably as they either bleed to death or are boiled alive in the feather-removal scalding tanks.

3) Conduct unannounced audits at all slaughterhouses. Hire an expert to audit slaughterhouses and cut off those that are skinning and dismembering conscious animals, as McDonald's has done.

4) Require that suppliers immediately and humanely dispatch any animals who arrive at the slaughterhouse unable to walk, with broken limbs, or in severe pain (frozen, suffering from heat stroke, etc.). Animals routinely arrive at slaughterhouses frozen to the sides of trucks or unable to walk because of injuries or heat exhaustion. They should not be dragged from the backs of trucks or tortured into walking. They should be humanely euthanized.

5) Stop buying eggs from suppliers that give hens less than 72 square inches of space per bird and phase out purchases from suppliers that raise hens in battery cages. Wendy's suppliers cram hens into cages with about as much space per bird as one-half a sheet of standard paper, with tens of thousands of birds in filthy ammonia-laden sheds. This abuse, which is illegal in much of Europe and has been deemed cruel by the entire European Union, must be phased out.

6) Stop buying eggs from suppliers that starve and dehydrate hens in order to increase egg production (a process known as "forced-molting"). Outlawed in Europe, this process, used to force hens into another egg-laying cycle, kills about one-third of the hens subjected to it.

7) Buy only chickens raised truly free-roaming. Intensively reared chickens are crammed into crowded warehouses with tens of thousands of other birds, where they have less space per bird than a standard sheet of paper. Cutting a hole in the side of currently used warehouses, as many so-called "free range" companies do, is not acceptable. Chickens require a nesting area, sunning area, shelter, and plenty of food and fresh water that is spread out enough to prevent the birds from fighting over it.

8) Buy chicken flesh and eggs only from

suppliers that don't debeak chickens. Debeaking is the industry's cruel response to the destruction of nature's pecking order, which makes chickens insane and causes them to fight because of severe overcrowding. The solution is to improve conditions so that animals do not go insane and attack one another, not to hack off their body parts.

9) Institute humane guidelines for methods of catching chickens. Chicken catchers routinely break bones as they gather chickens in sheds, remove hens from cages, and load them into crates for transport to slaughter. Penalize workers who break bones and reward workers who treat chickens more gently.

10) Require that your suppliers stop breeding animals for weight. Currently, chickens are at full slaughter weight in less than two months. These birds suffer chronic leg pain and bone cracks, as their upper bodies are forced to grow so quickly that their legs cannot support their weight.

11) Phase out purchases from farms that confine sows to stalls. Sows must be given the ability to carry out their most basic instincts, such as rooting and nesting. Stalls that confine sows in isolation, have concrete floors, or lack adequate bedding are unacceptable.

Please know that since we've suspended our McDonald's campaign, we are in the process of choosing our next target. Please assure us that you plan to meet or exceed McDonald's commitment to animal welfare. We stand ready to meet with you, to assist you, and to work with you to improve the lot of the countless animals who depend on Wendy's for the relief of their suffering.

Sincerely,

Bruce G. Friedrich
Vegetarian Campaign Coordinator

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July 5, 2001

Jack Schuessler, CEO
Wendy's International, Inc.
4288 W. Dublin-Granville Rd.
Dublin, OH 43017

Dear Mr. Schuessler:

Last November, I wrote to you on behalf of People for the Ethical Treatment of Animals (PETA) and our more than 700,000 members and supporters (letter attached). When I called, I was told that our concerns had been delegated to Mr. Denny Lynch, so PETA followed up with eight phone calls to Mr. Lynch in the month after the letter was sent. They were not returned.

In January, PETA decided to focus our attention on Burger King, and Wendy's fell off our immediate radar screen. Meanwhile, PETA has had encouraging contact with Tricon Global Restaurants, parent company of KFC, Taco Bell, and Pizza Hut, which has pledged to work with PETA and animal welfare experts to improve conditions for animals raised for its restaurants.

On June 28, PETA ended its campaign against Burger King when the corporation announced important animal welfare requirements with which its suppliers must now comply (Burger King press release attached). At Dr. Temple Grandin's suggestion, and despite the fact that our repeated attempts to work with Wendy's had been ignored, I placed a call to Mr. Dennis Hecker, head of quality control at Wendy's, to see if we could bring Wendy's on board with McDonald's and Burger King. His secretary (Pam) told me he was available, but he immediately became unavailable after I identified myself. I left word that I urgently wished to speak with him. My call was not returned.

On July 3, PETA held a demonstration at a Virginia Wendy's restaurant. It was an opening volley in what we hope, and we trust you have the business sense to hope, will not have to be a full-blown campaign.

In response to media inquiries, Mr. Denny Lynch has made a variety of statements that, if true and put in writing, would guarantee that PETA will leave Wendy's in peace. If Mr. Lynch's statements are inaccurate, however, Wendy's may be legally responsible for lying to millions of people around the world and, as you know, caring consumers can be litigious.

On July 3, Mr. Lynch told Reuters that "our animal welfare guidelines equal or exceed those of McDonald's and Burger King," told United Press International that "our animal welfare standards actually ... meet guidelines announced
recently by McDonald's and Burger King in response to PETA," and told CNS News that, "The animal welfare guidelines that McDonald's and Burger King have

announced ... are the same guidelines we have."

It is PETA's understanding, in contrast to Mr. Lynch's statements, that Wendy's has done nothing regarding abusive chicken slaughter, abusive farm standards for cows, pigs, or chickens, or transportation abuse of cows, pigs, or chickens. If this is so, it means that while Burger King and McDonald's are auditing chicken houses to eliminate some of the most egregious abuses, by failing to audit chicken slaughter, Wendy's chickens may still be conscious as their throats are slit and they are scalded alive. It means that while Burger King and McDonald's refuse to buy from suppliers that debeak hens, cram seven or eight hens into tiny cages, starve hens to shock them into another laying cycle, and so on, Wendy's refuses to take action; and it means that, while Burger King and McDonald's address an array of other issues related to the farm and transportation welfare of animals, Wendy's is doing nothing in this area, either.

For your information, both Jack Greenberg, CEO of McDonald's, and John Dasburg, CEO of Burger King, have taken a personal interest in animal welfare issues and have spoken out on the issue repeatedly. Were you to do the same and to assure PETA that Wendy's will adopt or exceed the animal welfare plan issued by Burger King on June 28, PETA will drop the designer work on our anti-Wendy's materials, drop the activist alerts, drop the upcoming "Adopt a Wendy's" Campaign, and much more. But we need to hear from you.

Clearly, Wendy's efforts with regard to cows and pigs in slaughterhouses are laudable, and PETA's hope is that Wendy's will understand that such attention must immediately be given to the enormous degree of suffering endured by chickens in slaughterhouses, as well as to farm and transportation animal abuse. We are happy to work with any corporation, but we will fight any corporation with hammer and tongs if the animals' interests are ignored. Please make the sane choice.

Sincerely,

Bruce G. Friedrich
Vegan Campaign Coordinator

cc: Dr. Temple Grandin
Dr. Steven Gross
Denny Lynch, Wendy's

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Dennis Hecker, Wendy's

July 12, 2001

Jack Schuessler, CEO
Wendy's International, Inc.
4288 W. Dublin-Granville Rd.
Dublin, OH 43017

Dear Mr. Schuessler:

You may be staring down the barrel of a consumer fraud lawsuit.

Last Thursday, July 5, Wendy's issued a news release stating: "Wendy's International confirmed today that its comprehensive animal welfare program ... meets guidelines recently announced by its two major competitors ... [including] regular announced and unannounced animal welfare audits of all beef, chicken, and pork suppliers." The release also states, "Wendy's also has an established animal welfare advisory council that meets regularly to review company and supplier audits and other initiatives."

You quote Dr. Temple Grandin as saying, "Wendy's has one of the most comprehensive animal welfare auditing programs in the industry. The company's commitment to the humane treatment of animals is evidenced by semi-annual audits of each meat-packing facility they utilize," and follow this statement immediately with, "These audits cover a thorough review of animal housing, transportation, holding facilities, and other areas."

In fact, Dr. Grandin's statement deals exclusively with slaughter regulations for cows and pigs and does not cover any of the additional areas to which you refer. Additionally, she told us that she does not know of any Wendy's animal welfare regulations beyond slaughter standards for cows and pigs.

It is unbelievable that you would issue a news release that misrepresents your principal animal welfare expert, a person held in such high esteem by both the animal welfare and agricultural communities. We believe that you owe Dr. Grandin an apology for using her in this way.

The fact is that you appear to have lied to the public. You need to either attend Burger King's animal welfare meetings or convene a panel of animal welfare experts (we can only assume that you have a few people at Wendy's who meet to discuss these issues, and you're calling it an animal welfare panel, since Dr. Grandin knows of no such panel; in contrast, McDonald's, Burger King, and Tricon, have multiple animal welfare experts on their animal welfare panels). Then, if you work with Dr. Grandin to do everything that Burger King and McDonald's are doing, we will happily leave Wendy's alone.

Dr. Grandin has respect for what Wendy's has done to improve dying conditions for cows and pigs. Out of respect for her, PETA would prefer to give you the benefit of the doubt on animal welfare issues. But when 13 phone calls over a long period of time go unreturned, Mr. Denny Lynch misrepresents Wendy's progress to the media, and then you release blatantly false information to the media, we are left with a very negative feeling indeed.

Please call Dr. Steven Gross immediately to discuss these issues. There is still time to avoid a full-scale campaign against Wendy's if you make good on the news release that you sent out last week. This will require a call to Dr. Gross and a statement from Wendy's that details your immediate plans to audit chicken slaughter, implement standards for laying hens that mirror Burger King's and McDonald's (e.g., not purchasing from suppliers that force-molt, debeak, or cram seven to eight hens into a tiny battery cage), implement catching incentives to reduce bone breaks for broiler chickens, phase out the use of crates and stalls for pigs, and file a petition with the USDA calling for enforcement of the Humane Slaughter Act. Additionally, as Burger King and McDonald's have already done, a pledge of animal welfare updates from Wendy's needs to be placed on your Web site.

Both McDonald's and Burger King are sharing everything they're doing on animal welfare with their competitors. Please take advantage of their generosity by joining with them to make significant improvements in animal welfare. If you are serious about animal welfare, PETA stands ready to assist you in every possible way. If, however, you misrepresent Dr. Grandin and attempt to mislead the media and the public, we stand ready to expose your duplicity with a full-scale campaign that will include thousands of demonstrations, billboards, advertisements, the potential for litigation for consumer fraud, and more.

Yours sincerely,

Bruce G. Friedrich
PETA

cc: Dr. Temple Grandin
Dr. Steven Gross
Denny Lynch, Wendy's, Spokesperson
Kathy Chestnut, Wendy's, Executive Vice President
Dennis Hacker, Wendy's, Quality Control

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Cruelty-Free Investing

Cruelty-Free Investing: Aligning Your Investments With Your Values

Cruelty-free investing is consistent with our commitments to be caring consumers — people who act every day to make consumer choices that will not harm or abuse animals. As we take stands daily to fight animal abuse by purchasing cruelty-free products, we can also take steps to choose investments that do not cause or contribute to animal suffering.

Investing in companies and funds that do not exploit animals is an important way to support animal protection.

"Cruelty-free investing" is investing in companies, mutual funds, bonds, and other investment vehicles that do not support, cause, or contribute to animal exploitation and suffering, including the destruction of natural habitats.

With cruelty-free investing options becoming more available in the past few years, each of us has more opportunities to invest wisely and compassionately after carefully reviewing our overall financial situation. Please know that we applaud everything you can do to choose investments that will be good for both you and the animals.



Individual Stocks

An important starting point is to identify companies that do and that don't test cosmetics, toiletries, and other house-hold products on animals. PETA maintains an exhaustive listing of these companies **here**. Also helpful are our biannual Cruelty-Free Pocket Shopping Guides, and the *Shopping Guide for Caring Consumers* (available at a discounted price for PETA members by calling 757-622-7382, extension 510).

Gossip
- Commentary
- Food
- Investing
- Send PETA E-Cards
- Shopping
- Travel

Click here to purchase the shopping guide.

Most commonly, investors eliminate the companies that test products on animals from their portfolios. Alternatively, others choose to selectively invest in the companies that have agreed to permanently ban testing on animals.

Please remember that one of the best "investments" you can make for animals is a gift to PETA. Perhaps consider "cleansing" your portfolio by donating your "bad" stocks to us, and we will apply the proceeds to important, lifesaving programs for animals.

Another good starting point is to research companies in specific sectors of the economy that you are interested in considering for your investments. Besides the companies conducting or sanctioning vivisection, please also remember to exclude companies that exploit animals or cause them suffering in other ways, such as companies that use animals in the process of creating food, clothing, or entertainment; destroy the environment; or otherwise contribute to the exploitation and suffering of animals. For example, exercise great caution before selecting companies in at least the following sectors of the economy: building and construction, chemicals, clothing and apparel, consumer products, energy, food and beverages, leisure and recreation, medical supplies, mining, oil, and pharmaceuticals.

Mutual Fund

Please keep in mind that mutual fund companies interpret "cruelty-free" and "socially responsible" investing in many different ways. It is critical that you review the specific screening guidelines (i.e., guidelines used to "screen" out companies that exploit animals) of each fund. Regardless of what you are told by mutual fund company representatives by phone, ask for written information (including a prospectus) that clearly spells out the fund's screening or other investing guidelines.

Once you review the written guidelines, it's also important to look at the primary sectors of the economy each fund invests in, as well as carefully reviewing each fund's top holdings. Some funds may have commendable written guidelines but use loopholes (in broad language) to actually invest in companies that harm large numbers of animals. Other funds have vaguely written guidelines, but in practice, they screen their investments carefully and in good faith to their objectives.

Some animal protection supporters choose to invest in socially responsible environmental funds. As shareholders, they then urge the fund companies to expand their screening to include direct screens against animal cruelty as well.

Special Sector Funds



You can also avoid investing in companies that exploit animals by choosing specialized funds that focus exclusively on particular sectors of the economy that do not generally involve the exploitation of animals.

This approach actually allows for a vast selection of choices, from the wide range of technology funds to funds focused primarily in financial services (banks and brokerages) and telecommunications.

Most of the largest, well-known mutual fund companies now offer some specialized funds, thereby allowing you to concentrate part of your portfolio in a wide range of companies within your preferred sectors of the economy. Ask the mutual fund companies that you are considering for specific information on sector fund choices that they offer.

Tips for Examining Mutual Funds
Even without cruelty-free investment screening or specialized sector investing, it's possible to find well-rated and well-performing funds that invest in multiple sectors of the economy that do not involve animal exploitation.

For instance, if your employer offers you a list of funds to choose from for your 401(k) plan or other retirement plan, there are still things you can look for to help ensure that you are making the best choices for your values and for the animals. Review the following in a fund's prospectus and other written materials:

- **Primary Sectors**
  Review the sectors of the economy in which each fund concentrates the majority of its investments.

- **Top 10 Holdings**
  At the very least, review the fund's top 10 holdings (i.e., the top 10 companies that the fund invests in). If you're unfamiliar with one or more of the companies listed, please research them (on **www.morningstar.com** or through another reputable financial investment source) and learn what business they are engaged in. If you find one or more companies on the list that are pharmaceuticals, health laboratories, food production companies, or other companies that exploit animals, this could very well indicate the fund is including even more companies in its holdings that are using and exploiting animals.

- **Allocation of Assets**
  Review what percentage of the fund's holdings are in stocks, bonds, cash, or other types of securities.

For a solid overview of a fund, don't forget to study the following also: performance (the historical rate of return), fees, minimum initial investment requirements, minimum subsequent contributions, the category and strategy of the fund (growth vs. income, large-cap vs. mid-cap or small-cap

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST., NORFOLK, VA 23510



What You Can Do

1. Ask Wendy's to meet or exceed the animal welfare standards set by McDonald's and Burger King.

Wendy's contacts for your letters:

Jack Schuessler, CEO
Wendy's International, Inc.
4288 W. Dublin-Granville Rd.
Dublin, OH 43017
Tel.: 614-764-3100
Fax: 614-764-3256
E-Mail: Jack_Schuessler@wendys.com

Please also contact (if you write to Mr. Schuessler, just send copies of that letter) Wendy's figurehead Dave Thomas (same contact info); Wendy's vice-president Kathie Chesnut (same phone and fax; e-mail: Kathie_Chesnut@wendys.com); and Wendy's spokesperson Denny Lynch (614-764-3414/F: 6707; e-mail: Denny_Lynch@wendys.com).

Because it is possible that Wendy's staff will, at any moment, reconfigure their e-mail in response to activist pressure, please be sure to mail and/or fax your letters, in addition to e-mailing them.

2. Organize a demonstration in your town.

3. Please write a letter to the editor of your local newspaper, educating readers about how animals suffer for Wendy's and how Wendy's deceives the public about it. Be sure to tell readers that the best thing they can do for animals is to go vegetarian, and be sure to recommend our www.WickedWendys.com Web site! Click here for tips on letter-writing.

4. Sponsor a billboard in your community. Click here to see what we have available. Next, find a billboard company that will post the board. Make sure you can afford it, and then click here to contact PETA's advertising representative.

5. Ask your local Wendy's to offer veggie burgers. Let us know if your local franchise agrees. Consider giving up animal products and adopting a vegan diet, if you haven't already. Click here for a free vegetarian starter kit.

Do You Own Wendy's Stock? If so click here.

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Own Wendy's Stock?

We intend to submit a shareholder resolution, and we need your help.

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PETA CALLS ON APPLEBEE'S TO PHASE OUT ABUSIVE CHICKEN SLAUGHTER

For Immediate Release:
December 1, 2004

Contact:
Dan Shannon 757-622-7382

Today, PETA filed a shareholder resolution with Kansas City, Mo.-based restaurant chain Applebee's, focused on having its chicken suppliers phase in a more humane method of slaughter known as controlled-atmosphere killing (CAK).

Currently, chickens raised for Applebee's are hung upside-down by their legs in painful metal shackles and run through an electrified stun bath that often gives them shocks without rendering them insensible to pain. Many are still fully conscious when their throats are slit or when they are dunked into tanks of scalding-hot water for feather removal.

With CAK, chickens are placed into a controlled environment where the oxygen that they are breathing is slowly replaced with an inert gas such as argon or nitrogen, putting the birds to sleep quickly and painlessly. PETA points out that as well as being more humane, CAK would pay for itself in savings within about 18 months.

Applebee's has adopted the animal welfare guidelines of the Food Marketing Institute, but the facilities that supply the company with animal products still commit abuses that are unacceptable. By implementing CAK, Applebee's would demonstrate that it is truly committed to ending some of the worst abuses of animals.

"Controlled-atmosphere killing will save Applebee's money, help workers, and save chickens from a horribly cruel death," says PETA Vegan Campaign Director Bruce Friedrich, "Applebee's says that it is committed to improving conditions for the chickens and other animals raised and killed for its restaurants. We're giving the company a chance to live up to its word."

A PETA representative will formally present the resolution to the shareholders at the Applebee's annual meeting later this year. For more information, please visit PETA.org.

A copy of PETA's shareholder resolution follows.






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Shareholders' Resolution
This proposal is submitted by People for the Ethical Treatment of Animals (PETA), which owns 142 shares of Applebee's stock.

Our company has shown its commitment to the important consumer issue of animal welfare by adopting the animal welfare guidelines of the Food Marketing Institute (FMI) and by publicly stating its commitment to animal welfare. Applebee's should be commended for these steps. However, the facilities that supply our restaurants with animal products are still home to abuses that most decent people would deem unacceptable. Our company has taken some laudable first steps to address these issues, but there is much work left to be done.

One area in which much improvement is needed is that of chicken slaughter. Currently, chickens raised for Applebee's are hung upside-down by their often-injured legs in painful metal shackles and run through an electrified stun bath that often gives them painful shocks without rendering them insensible to pain. Many are still fully conscious when their throats are slit or when they are dunked into tanks of scalding-hot water for feather removal. Clearly, there are major animal welfare concerns with this outdated process.

Other companies are starting to explore a new slaughter technology known as controlled-atmosphere killing (CAK), which eliminates most—if not all—of these concerns. When using CAK, chickens are placed into a controlled environment where the oxygen they are breathing is slowly replaced with an inert gas, such as argon or nitrogen, putting the birds to sleep quickly and painlessly. CAK is a USDA-approved method of slaughtering chickens and has been described by animal welfare experts as "the most stress-free, humane method of killing poultry ever developed." The technology also has positive worker and food safety implications, and it has been shown that the resulting savings would recoup the initial investment in a year and a half or less.

CAK is perhaps the single most important scientific advance in the field of chicken slaughter, and since our company has acknowledged its commitment to animal welfare, it has a responsibility to fully explore any such advances.

Resolved:
Shareholders request that the board of directors issue a report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of Applebee's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities.



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PEOPLE FOR THE ETHICAL TREATMENT OF ANI
501 FRONT ST., NORFOLK, VA 23510



January 20, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2005 Proxy Statement of Wendy's International, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 22, 2004, submitted to the SEC by Wendy's International, Inc. ("Wendy's" or "the Company"). The Company seeks to exclude PETA's shareholder proposal from its proxy statement for the 2005 annual meeting based on Rule 14a-8(i)(10) as substantially implemented; Rule 14a-8(i)(7) as ordinary business; and Rule 14a-8(i)(4) as redress of a personal grievance.

The resolution at issue reads as follows:

> **Resolved:**
> Shareholders request that the board of directors issue a report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities.

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

Rule 14a-8(i)(10): Substantially Implemented

The operative words in the proposal are "issue a ***report*** to shareholders" ... "on the ***feasibility*** of ... ***controlled-atmosphere killing*** ..." While the Company is long on words about substantial implementation, it is short on hard facts. Parse the printed word and all Wendy's can point to is a general Animal Welfare Program posted on its Website.

As if anticipating this shareholder proposal, Wendy's has recently inserted a section in its Animal Welfare Program under the heading "Chicken Supplier Requirement" (sic) captioned "Slaughtering Methods." In that section the Company informs us that it meets with its "chicken suppliers to evaluate their various methods for the humane slaughtering of chicken." The Company lists all the factors its suppliers consider including animal welfare, scientific research and studies, production methods, food safety and quality, worker safety in the slaughter process, and the like.

Wendy's goes on to announce that "[c]ontrolled atmosphere stunning is one method that has been studied, although the research involving that method is incomplete and inconclusive." If you blinked, you missed what constitutes Wendy's substantial implementation argument. There is no indication that either the Company or its suppliers have "studied" controlled atmosphere "stunning." Apart from the fact that the Company seems unable to correctly identify the method, that statement is a classic example of spin.[1]

In seeking to omit the Proposal based on the grounds that it has been implemented, the Company states that "we will not recommend implementation of a new slaughter technique until both the Company and its suppliers are satisfied that the technique offers recognizable benefits—economically and with regard to the humane treatment of animals." However, PETA has not asked that the Company *implement* controlled-atmosphere killing, simply that it *investigate* this method, taking into account the current research and the actions of competitors in the food industry.

The Company's statements about controlled atmosphere killing (also referred to as "CAK") reveal insufficient and incorrect information about the process. That lack of information shows that the Company cannot have implemented the Proposal, since it requests an up-to-date and accurate report on this slaughter method. Wendy's acknowledgment that assessing the feasibility of implementing controlled-atmosphere killing is "incomplete" and "inconclusive" makes the point.[2]

Additional statements further illustrate Wendy's incomplete understand of the CAK method. For instance, the Company states that some suppliers have raised concerns about whether controlled atmosphere killing is more humane than conventional methods and whether it jeopardizes food safety and quality. These statements reveal that the Company is out of touch with current science. Leading food scientists, including Dr. Temple Grandin, a member of the Company's own animal welfare board, agree without reservation that controlled-atmosphere killing is the most humane method of slaughter and that it in no way compromises food safety. This slaughter method is already being used by some of the suppliers of industry-giant McDonald's. The controlled atmosphere killing method is widely recognized by scientists to pose absolutely no risk to consumers and to be the most humane method of poultry slaughter.

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[1] The controlled atmosphere killing method involves painless and humane euthanasia without being hung up-side-down while fully conscious, without being subjected to electrical stunning, and without having their throats cut open.

[2] http://www.wendys.com/w-6-3-1.shtml#5

On paper, Wendy's "Animal Welfare Program" is a model of responsible corporate policy with respect to animal welfare issues, and indeed, the company has made some laudable advances in certain areas. The Company touts its priorities as "handling animals in a humane manner, and preventing neglect or abuse." The Company agrees that "handling animals properly helps ensure the integrity of our food." Wendy's goes on to stress its commitment to continuous improvement announcing that "[t]o remain an industry leader in the area of animal welfare, we actively work with our suppliers to research, evaluate and implement advances in the science of animal handling and care."

If Wendy's had in fact "studied" controlled atmosphere killing, then reporting to shareholders on the feasibility of requiring suppliers to phase in the new technology, would be the natural progression, and indeed the next most logical step. Reporting to shareholders on CAK would confirm that Wendy's commitment to lead, rather than follow, and to evaluate and implement best practices, are more than empty words. Instead of fighting our proposal, Wendy's would, as McDonald's has, embrace it.

Finally, if Wendy's is in fact in possession of studies and evaluations on controlled atmosphere killing, then the Company should disclose that information to its shareholders. It should disclose that information because open communication with shareholders on issues of concern, is consistent with good corporate governance and stewardship.

In sum, it is apparent that Wendy's has not substantially implemented the proposal. Accordingly, the Staff should decline to concur with the Company's view that the proposal has been implemented – not even slightly, much less substantially.

Rule 14a-8(i)(7): Ordinary Business Operations

Wendy's argues that the proposal involves: i) the conduct of its "ordinary business operations"; ii) "the selection and retention of its suppliers"[3]; and iii) "micromanaging" the Company.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

Most significantly on this point, the Staff in *The Gillette Co.* (avail. Jan. 4 1996) ruled that Gillette could not omit a proposal requesting that the company issue a report on its efforts to eliminate all animal testing by a date certain. The Staff found that the resolution was not

[3] Wendy's suggestion that implementation of the Resolution would have "the effect of imposing on the Company the selection and retention of its suppliers" is plain nonsense. The Resolution calls for a report on the feasibility of using the CAK method of slaughter. Period.

excludable under the predecessor to the current Rule 14a-8(i)(7). That ruling has applicability to the matter at hand.

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that closed atmosphere killing has been recognized by experts in the field of animal science as economically sound and scientifically advanced technology.

Wendy's has, without reservation, acknowledged that issues surrounding animal welfare are among it "priorities." Those priorities, in the Company's own words, include "handling animals in a humane manner, and preventing neglect or abuse," ... "handling animals properly" ... "remain[ing] an industry leader in the area of animal welfare..." Not surprisingly, Wendy's priorities reflect public sentiment at large concerning the treatment of farm animals. Eighty-two percent of Americans support effective laws for the protection of farmed animals. (Gallup Poll and Zogby Report).[4] All of those "priorities" are part of our shareholder resolution.

Furthermore, the social issues of controlled atmosphere killing are broader still and implicate an improved working environment and enhanced food safety, in addition to being the most humane method of killing poultry ever developed. Slaughterhouse workers are less likely to experience the panoply of injuries associated with the hanging, electrical stunning, and cutting method of slaughter. Before slaughter, these terror-stricken animals are struggling to escape their captors. The results are frequent injuries to both the birds and the handlers who must hang each individual chicken, one-by-one, upside down in leg shackles, so they can proceed to the electrical stunning bath prior to having their throats slit. The controlled atmosphere killing method reduces the potential for injury to workers, reduces bruising of the birds, eliminates the number of workers needed in the slaughterhouse, and advances humane treatment for animals.

Therefore, the Staff should decline to concur with the Company's view that the proposal is excludable under the ordinary business operations exclusion.

14a-8(i)(4): Redress of a Personal Grievance

Wendy's last argument for omitting PETA's proposal is that it relates to redress of a personal grievance. A "personal grievance" in its ordinary, common sense nuance, relates to a claim or complaint held or felt by a "person." Accordingly to attribute a personal grievance to a non-profit organization with over 800,000 members, might involve a challenge were the assertion not so spurious.

[4] The horrible treatment of chickens prior to slaughter was vividly depicted in undercover footage obtained by PETA at a contract slaughterhouse to Pilgrim's Pride. The documentary evidence showed chickens being stomped, kicked like footballs, thrown against the wall, torn and ripped apart while still live. The mainstream press (the NY Times and the Wall St. Journal), network television (ABC, NBC, and CBS), and media around the world aired the videotape showing these atrocities. In the words of CBS anchor Dan Rather, "...there's no mistaking what it depicts: cruelty to animals, chickens horribly mistreated before they're slaughtered for a fast-food chain."

Shareholder resolutions are a matter of shareholders' prerogative. If animal welfare issues were not of concern to a sufficiently large portion of shareholders, Wendy's would probably not have adopted its Animal Welfare Program. The Gallop poll and Zogby report underscore the fact that the humane treatment of farmed animals is not an issue confined to the activist fringe.

Moreover, the Company is incorrect in implying that keeping up with the competition (McDonald's) and remaining an "industry leader" in animal welfare is outside of shareholders' interests. Competitors in the food industry, most notably McDonald's, have taken action to investigate the feasibility of implementing controlled-atmosphere killing at their suppliers' slaughterhouses, and have implemented the technology in some plants. Providing shareholders with a report on the feasibility of controlled atmosphere killing is in keeping with that aim. Keeping abreast of the competition and staying true to the Company's stated policies on animal welfare issues, are always in shareholders' best interests.

One of PETA's missions is to encourage the corporate giants in the food industry to make meaningful decisions and choices in the area of animal welfare. PETA's shareholder resolution is in harmony with its mission – pursuing and achieving by all legal means the ethical treatment of animals. If Wendy's definition of a personal grievance is accepted, any disagreement, controversy, or dispute can be conveniently converted to a personal grievance.

Shareholder resolutions filed by activist investors – and approved by the SEC – have entered the mainstream.[5] Shareholder resolutions over the past several years have addressed social and policy issues as varied as:

- tobacco (sponsored by the Sisters of Mercy of Americas, NYC Funds, Minnesota Board of Investment, St. Joseph of Capuchin, State of Connecticut, and United Church Foundation)
- environment (Sierra Club, Trillium Asset Management, Community of the Sisters of St. Dominic of Caldwell, Rainforest Action Network, Catholic Healthcare West, and United Methodist Church)
- sexual orientation (NYC Funds, NYCERS, and Sisters of Mercy)
- human rights (Amnesty International USA)
- genetically modified foods (IBEW)

Those organizations, like PETA, exercise their rights as shareholders to encourage their corporations to discuss openly and move to improve corporate stewardship in their respective spheres of interest. The right to engage in differing points of view is not only the bedrock of a free society, it is one of the primary reasons the Commission enacted regulations safeguarding the right to bring shareholder resolutions.

Consequently, the Staff should decline to concur with the Company's view that the proposal seeks redress for a personal grievance.

---

[5] The Interfaith Center for Corporate Responsibility was formed in the 1970s for the express purpose of using shareholder resolutions as a way of communicating its views on matters of social justice.

The Deadline Required by Rule 14a-8(j)(1)

The Company admits on the first page of its December 22, 2004 no-action letter that it "expects to file its definitive Proxy Material with the SEC on or about March 14, 2005." Rule 14a-8(j)(1) imposes certain deadlines on the Company in connection with attempting to omit a shareholder resolution. The Rule requires in relevant part that:

> If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.

From December 23, 2004 (the presumed date of receipt by the Commission) to March 14, 2005 is 81 days. Accordingly, the Staff should monitor whether Wendy's proxy materials are filed earlier than March 14, 2005, since an earlier filing would render the no-action petition untimely.

Conclusion

For the foregoing reasons, PETA requests that the Staff recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2005 annual meeting. Alternatively, should the Staff disagree with the conclusions expressed herein, we would request the opportunity to confer with a member of the staff before issuance of the SEC's response.

I can be reached directly by telephone at 703-319-2196, or by mail at 8506 Harvest Oak Drive; Vienna, VA 22182.

We thank the Staff for its consideration of this response.

Very truly yours,



Susan L. Hall

SLH/pc
cc: Leon M. McCorkle, Jr. (by e-mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board issue a report to shareholders on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe.

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Kurt K. Murao
Attorney-Advisor